Exhibit 2.1

AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER

This AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of February 22, 2026 (the “Amendment Date”), is entered into by and among Barinthus Biotherapeutics plc, a public limited company organized under the Laws of England and Wales (“Beacon”), Beacon Topco, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Beacon (“Topco”), Cdog Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Topco (“Merger Sub”), and Clywedog Therapeutics, Inc., a Delaware corporation (“Clywedog”), and amends that certain Agreement and Plan of Merger, dated as of September 29, 2025, by and among Beacon, Topco, Merger Sub and Clywedog (as amended or otherwise modified prior to the date hereof, the “Merger Agreement”). Each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Merger Agreement.

RECITALS

WHEREAS, Beacon, Topco, Merger Sub and Clywedog entered into the Merger Agreement on September 29, 2025;

WHEREAS, Section 11.2 of the Merger Agreement provides that the Merger Agreement may be amended at any time by an instrument in writing signed by each of the parties thereto;

WHEREAS, each of Beacon, Topco, Merger Sub and Clywedog desires to amend certain terms of the Merger Agreement as set forth this Amendment;

WHEREAS, the Beacon Board has unanimously (i) approved and declared advisable the Merger Agreement (as amended or modified by this Amendment) and consummation of the transactions contemplated therein, including the Scheme Transaction and the Scheme of Arrangement, (ii) determined that the terms of the Merger Agreement (as amended or modified by this Amendment) and the Scheme of Arrangement, the Scheme Transaction and the other Contemplated Transactions are in the best interests of Beacon and would promote the success of Beacon for the benefit of Beacon Shareholders as a whole, and (iii) resolved to recommend that the Beacon Shareholders approve the Scheme of Arrangement at the Scheme Meeting;

WHEREAS, the Clywedog Board has (i) determined that the terms of the Merger Agreement (as amended or modified by this Amendment) and the Merger are fair to, advisable and in the best interests of Clywedog and its stockholders, (ii) approved and declared advisable the Merger Agreement (as amended or modified by this Amendment) and the Contemplated Transactions, including the Merger and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement (as amended or modified by this Amendment), that the stockholders of Clywedog vote to adopt the Merger Agreement (as amended or modified by this Amendment) and thereby approve the Contemplated Transactions, including the Merger; and

WHEREAS, each of the sole stockholders of Topco and Merger Sub and the Merger Sub Board has determined that the Contemplated Transactions, including the Combinations, and in the case of Topco, the Stock Issuance, are in the best interest of Topco and Merger Sub, respectively, and each of their respective stockholders, and has approved the Merger Agreement (as amended or modified by this Amendment) and the Contemplated Transactions, including the Combinations, and in the case of Topco, the Stock Issuance.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Beacon, Topco, Merger Sub and Clywedog hereby agree as follows:

AGREEMENT

1.              Amendments.

(a) Merger Exchange Ratio. The definition of “Merger Exchange Ratio” as set forth in Section 1.1 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Merger Exchange Ratio” means a number between 0.000305 and 0.000508, as finally determined by Clywedog and Beacon in accordance with Section 2.6(d).

(b) Scheme Exchange Ratio. The definition of “Scheme Exchange Ratio” as set forth in Section 1.1 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Scheme Exchange Ratio” means a number between 0.1 and 0.166667, as finally determined by the Beacon Board (or a committee thereof).”

(c) Conversion of Shares. The following paragraph shall be added to Section 2.6 of the Merger Agreement.

“(d) Following the determination of the Scheme Exchange Ratio and prior to the Merger Effective Time, Clywedog and Beacon will agree on a final Merger Exchange Ratio. The parties acknowledge and agree that the Merger Exchange Ratio, as finally determined, shall result in the former Beacon shareholders owning approximately 34% of Topco and Clywedog stockholders owning approximately 66% of Topco post-Closing on a fully diluted basis, subject to the terms of this Agreement.”

(d) Beacon Minimum Cash. The amounts of Beacon Net Cash as set forth in the table under Section 9.6 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

Assumed Closing Date	Beacon Minimum Cash
February 28, 2026	$30,995,000
March 31, 2026	$29,010,000
April 30, 2026	$26,015,000
May 31, 2026	$22,850,000
June 30, 2026	$20,470,000

(e) Clywedog Minimum Cash. The amounts of Clywedog Net Cash as set forth in the table under Section 8.9 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

Assumed Closing Date	Clywedog Minimum Cash
February 28, 2026	$10,015,000
March 31, 2026	$4,480,000
April 30, 2026	$1,400,000
May 31, 2026	$1,000,000
June 30, 2026	$1,000,000

3.              Confirmation of Merger Agreement. Other than as expressly amended or modified pursuant to this Amendment, all of the provisions of the Merger Agreement are hereby ratified and confirmed and shall remain to be in full force and effect in accordance with their respective terms.

4.              Counterparts. This Amendment may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.

5.              General Provisions. The provisions of Sections 1.2, 11.2, 11.3, 11.4, 11.5, 11.6, 11.7, 11.9, and 11.10 of the Merger Agreement shall apply to this Amendment, mutatis mutandis.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

BARINTHUS BIOTHERAPEUTICS PLC

By:	/s/ William Enright
Name: William Enright
Title: Chief Executive Officer

BEACON TOPCO, INC.

By:	/s/ William Enright
Name: William Enright
Title: Chief Executive Officer

CDOG MERGER SUB, INC.

By:	/s/ William Enright
Name: William Enright
Title: Chief Executive Officer

CLYWEDOG THERAPEUTICS, INC.

By:	/s/ Nikolay Savchuk
Name: Nikolay Savchuk
Title: Chief Executive Officer

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